

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Patrick J. Haveron
Chief Executive Officer and Chief Financial Officer
Maiden Holdings, Ltd.
94 Pitts Bay Road, 1st Floor
Pembroke HM 08, Bermuda

> **Re: Maiden Holdings, Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2024**
> **File No. 001-34042**

Dear Patrick J. Haveron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program